Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Human Genome Sciences, Inc. for the registration of $400,000,000 of its common stock, preferred stock, debt securities, and warrants to purchase common stock, preferred stock or debt securities and to the incorporation by reference therein of our reports dated February 17, 2005, with respect to the consolidated financial statements of Human Genome Sciences, Inc., Human Genome Sciences, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Human Genome Sciences, Inc., incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia
March 19, 2005